Exhibit 99.1

Points International Ltd. To Present at Canaccord Genuity Growth Conference

TORONTO, August 3, 2011 ---- Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading travel reward program management platform, www.Points.com, today announced that it will present at the Canaccord Genuity Growth Conference to be held August 9 – 11, 2011 at the InterContinental Hotel in Boston, Massachusetts. CEO, Rob MacLean and CFO, Anthony Lam will present at 1:30 P.M. EST / 10:30 AM PST on Wednesday, August 10, 2011.

During the conference, management will be available to meet with investors in a one--on--one setting. For more information or to meet with management, please contact Points International's Investor relations team.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways® Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, follow Points International on Twitter, Facebook, or the company blog, or visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829--5400